Exhibit 21.1

LIST OF SUBSIDIARIES OF BIRKS & MAYORS INC.

Name	Jurisdiction of Incorporation
Mayor’s Jewelers, Inc.	Delaware
Mayor’s Jewelers of Florida Inc.	Florida
Mayor’s Jewelers Intellectual Property Holding Co.	Delaware
JBM Retail Company Inc.	Delaware
JBM Venture Co. Inc.	Delaware
Cash, Gold & Silver USA, Inc.	Delaware
Cash, Gold & Silver, Inc. Birks Jewellers Limited	Canada Hong Kong